

May 23, 2014

<u>Via E-mail</u>
Mr. John H. Lewis
Founder and Managing Partner
Osmium Partners, LLC
300 Drakes Landing Rd #172
Greenbrae, CA 94904

> **Re:** **Spark Networks, Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed by Osmium Partners, LLC et al.**
> **Filed May 20, 2014**
> **File No. 001-32750**

Dear Mr. Lewis:

We have reviewed your filing and have the following comments.

<u>Why Change Is Needed, page 16</u>

1. We note disclosure that each Osmium Nominee alone has more capital at risk than the entire board and management combined, on a pro rata basis through Osmium's ownership of shares in the company. The entire board and management appear to own 7.8% of the common stock. Please disclose the amount of company common stock beneficially owned by each Osmium Nominee, directly or indirectly. See Item 5(b)(1)(iv) of Schedule 14A.

<u>Core Asset Jewish Networks Has Been Neglected…, page 38</u>

2. We note disclosure that the company has not reinvested in JDate for 17 years. The quote that follows this disclosure merely supports the assertion that the company has not launched a rebranding effort with respect to JDate in 17 years. Please provide support for your assertion.

<u>Highly Concerning Issues, page 54</u>

3. The second bullet point implies that the change in control definition in the agreement with Mr. Liberman was amended in February 2014. In future filings, please revise to specify when the amendment was signed. Please also tell us how you determined that options with respect to 925,000 shares would vest immediately in certain circumstances

as a result of this amendment. Only a portion of Mr. Liberman's outstanding options appear to be unvested.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Murray A. Indick, Esq.
        Crowell & Moring LLP